EXHIBIT 99.1

Lumenis Ltd. announces construction of a new facility in Yokneam, Israel

Yokneam, Israel, January 14th 2008 – Lumenis Ltd., a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, and ophthalmic applications, announced today in the presence of President Shimon Peres during his visit to the company, that the company is beginning construction of a new state-of-the-art facility to house its headquarters in Yokneam, Israel. The new campus will encompass a modern working environment positioning the company to meet the demands of its growing business. Initially the structure will comprise 16,000 sq meters, with the possibility to expand to 24,000 sq meters in the future.

Mr. Dov Ofer, CEO of Lumenis, stated: “This is an historical day for our company. Careful planning has gone into the model for the new building and facilities, which has been designed for flexibility in our changing and dynamic environment, and will allow us to support Lumenis’ strategy to drive our business forward. We have significantly outgrown our present premises and the new site will unify our various departments under one roof, while optimizing efficiency for ongoing technological and operational progress, and will enable us to absorb additional employees.”

The project is expected to take 2 years to complete and occupancy is estimated in January 2010. The new Lumenis campus will remain in Yokneam, as many of the employees live in or around northern Israel.

In the past year, Lumenis has taken significant steps to bolster its infrastructure and prepare for future growth. In 2007 the company changed most of its senior management team, attracting some of the best talent in the industry, globally implemented the most advanced ERP system (SAP) giving the company powerful integrated and advanced IT systems, and introduced many new initiatives to strengthen the groundwork for solid Operations.

About Lumenis Ltd.
Lumenis is Israel’s largest medical device company with more than 1,000 employees worldwide. The company invests heavily in R&D and holds a leading position in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems.

About one year ago, a group led by a private equity consortium LM Partners LP and Ofer Hi-Tech Group invested approximately $150 million in the company.

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

*Lumenis® is a registered trademark of Lumenis Ltd.

Lumenis Ltd.
Yokneam Industrial Park
P.O.B. 240
Yokneam 20692, Israel
Tel. +972.4.959.9000
Fax. +972.4.959.9050
www.lumenis.com